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STUDIO LEGALE
WHITE & CASE
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ALMATY
ANKARA



03022847

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

SUPPL

June 13, 2003

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


RECD S.E.C.
JUN 1 7 2003
1086

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company"). Pursuant to paragraphs (1)(ii) and (iv) of the Rule, enclosed please find a revised list identifying the information that is required to made public, filed with the Italian stock exchange, or distributed to security holders (the "Reporting/Disclosure List") by the Company.

Also enclosed is an English version of a press release dated May 12, 2003 "1st Quarter Financial Statements at 31 March 2003 Approved, Consolidated Net Income at 18.8 Euro Million" which summarizes the Quarterly Report of the Company for the quarter ended March 31, 2003. The Quarterly Report corresponds to item 3(a) on the Reporting/Disclosure List.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

File Number 82-5126

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports.***			
(a)	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the financial statements[1]. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77, 83 and 96 of CONSOB Regulation No. 11971/99 as amended.	*Borsa Italiana* (Italian Stock Exchange) and *Commissione Nazionale per le Società e la Borsa* (CONSOB), the information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
(b)	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of auditors' report, and (iii) the minutes of the shareholders' meting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

[1] The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Sock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(c)	Minutes of the Board of Directors' meeting which approved the draft of the annual financial statements of CRF and the CRF Group.	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99 as amended.	The information must be made available to the public through (i) announcement to the Italian Stock Exchange and CONSOB and (ii) a press release to at least two press agencies.
2.	***Semi-annual reports.***			
(a)	Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.	Within four months of the end of the first semester of each accounting year.	Arts. 81, 83 and 96 of CONSOB Regulation No. 11971/99 as amended.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
(b)	Minutes of the Board of Directors' meeting which approved the semi- annual reports.	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99 as amended.	The information must be made available to the public through (i) announcement to the Italian Stock Exchange and CONSOB and (ii) a press release to at least two press agencies.
3.	***Quarterly reports.***			
(a)	Quarterly reports.	Within 45 days of the end of each quarter of each accounting year.	Arts. 82, 83 and 96 of CONSOB Regulation No. 11971/99 as amended.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.[1]
(b)	Minutes of the Board of Directors' meeting which approved the quarterly reports.	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99 as amended.	The information must be made available to the public through (i) announcement to the Italian Stock Exchange and CONSOB and (ii) a press release to at least two press agencies.
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, the public at large and the registered office of CRF.

public.

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
5.	***Dividend declarations.***			
(a)	Approval of dividend declarations.	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code and Arts. 77 and 83 of CONSOB Regulation No. 11971/99 as amended.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
(b)	Minutes of the Board of Directors' meeting which approved the proposal regarding the distribution of dividends.	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99 as emended.	The information must be made available to the public through (i) announcement to the Italian Stock Exchange and CONSOB and (ii) a press release to at least two press agencies.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99 as amended.	The information must be made available to the public through (i) announcement to the Italian Stock Exchange and CONSOB and (ii) a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99 as amended.	The information must be made available to the public through (i) announcement to the Italian Stock Exchange and CONSOB and (ii) a press release to at least two press agencies.
8.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register .
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99 as amended.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF.

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(c)	Report of the Board of Directors to the shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99 as amended.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB.
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
(f)	Deed of merger/demerger.	Within 30 days of execution of the deed of merger/demerger.	Art. 2504 and Art. 2504 *novies* of the Italian Civil Code.	The information must be filed with the Companies' Register.
		Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
9.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from the conclusion of the transaction.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99 as amended.	CONSOB may require, depending on the type and size of the acquisition/disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
10.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments.	At least 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99 as amended.	CONSOB (in the format set out by CONSOB).
		At least 15 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 72, par. 1 of CONSOB Regulation No. 11971/99 as amended.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
11.	***Issues of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99 as amended.	The information (in the format set out by CONSOB) must be available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
12.	***Changes in share capital.***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
		At least 15 days[2] prior to the date of the shareholders' meeting to which the issue will be submitted.	Arts. 72 of CONSOB Regulation No. 11971/99 as amended.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[3]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation no. 11971/99 as amended.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

[2] In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (Art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (Art. 94 of CONSOB Regulation No. 11971/99).

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
13.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99 as amended.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99 as amended.	CONSOB.
14.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99 as amended.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
		In the case of directors, within 30 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with the Companies' Register.
15.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Such information must be available to the public at the registered office of CRF and the Italian Stock Exchange.

	Type of Information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
16.	***Trading in listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation No. 11971/99 as amended.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group in listed securities issued by CRF or other companies of the CRF Group or related securities. Such information is made publicly available by CONSOB through publication on its website within 5 business days from the date on which such information is received.
17.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register.	The opening/closing of the branch must be notified to the Companies' Register.
18.	***Other material information.***	Must be disclosed promptly.	Art. 114 of Legislative Decree No. 58/1998 and Art. 66 of CONSOB Regulation No. 11971/99 as amended.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.



File Number 82-5126

CASSA DI RISPARMIO DI FIRENZE


RECD S.E.C.
JUN 1 7 2003
1086

1ST QUARTER FINANCIAL STATEMENTS AS AT 31 MARCH 2003 APPROVED

CONSOLIDATED NET INCOME AT 18.8 EURO MILLION

In today's meeting the Board of Directors of Banca CR Firenze chaired by Mr. Aureliano Benedetti approved the consolidated financial statements as at 31 March 2003, presented by the Managing Director Mr. Lino Moscatelli.

During the first three months of 2003, the Group registered[1] a **net profit** of **18.8 million euro** (19.2 in the 1st quarter of 2002). The **interest margin** of 150.7 million euro for the quarter indicates a slight growth (+0.5%) with respect to the same period last year, notwithstanding a continual reduction between the bid and lending rate as a result of the continual reduction in interest rates which has been going on for some time now.

Non-interest income was up by 3.5% with respect to the same period last year. The growth mainly derived from the increase in **income from financial operations; net commissions and net other income** remained more or less the same.
As a result of the above-mentioned factors, **total income** for the 1st three months of 2003 closed with an increase of 1.6%, an amount of 3.8 million euro.

There is a 5.1% decrease in the **operating profit** for the 1st quarter with respect to the same period last year, this result is principally due to the increase in **administrative expenses** incurred as a result of expansion of the Group, what's more within the budget limits. **Provision for risks and charges and net adjustments on receivables and long-term financial assets** shows a decrease of 13.8% with the application of the same prudential criteria.

As a result, the Group reached a pre-tax and minorities income of 44,8 million euro (+2,1%). It is worth mentioning that the 6.3 million euro capital gain connected to the sale of Eptaconsors shareholding did not take part to this result as it has been written off at consolidated level. The parent company, **Banca CR Firenze spa**, closed the first quarter of 2003 with a **13,5 million euro net income, up 23,5%.**

With respect to the 31st of December 2002, **direct deposits** registered an increase of 1.3%, this as a result of the issuing of bonds in the 1st quarter of the year, which more than compensated for the decrease in other technical areas.
However, **indirect deposits** show a slight decrease in respect of the results at the end of last year, this is entirely due to the asset under custody segment; within assets under management, positive results in both the mutual fund and insurance segments more than compensated for the drop in discretionary accounts.

[1] Profit and Loss comparisons with the 1st quarter of 2002 are on a pro-forma basis.



CASSA DI RISPARMIO DI FIRENZE

In the 1st three months of 2003, the value for **customer loans** showed an increase of 0.6% with respect to the same quarter last year.
The total value for the 1st quarter of 2003 in respect of the figure for **net risk loans** showed a decrease of 4.4% with respect to the results at the end of 2002, this principally as a result of the substantial decrease in doubtful loans. The cover ratio of the various types of risk loans shows a general increase with respect to the same value as at 31 December 2002, hence continuing to confirm the substantial prudential nature of the criteria used in the valuation of the credit portfolio of the Group (cover in respect of non-performing loans at 55% and of total risk loans at 41%).

Florence, 12 May 2003

BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mln)

ASSETS	31 March 2003	31 December 2002	Var. %
Cash and cash on deposit with central banks and post offices	**97.1**	**128.2**	-24.3%
Credits	**13,369.2**	**13,416.3**	-0.4%
Amounts due from banks	1,066.3	1,182.9	
Customer loans	12,302.9	12,233.4	
Bonds and other debt securities	**1,537.1**	**1,518.8**	1.2%
Assets	**1,053.7**	**1,136.9**	-7.3%
Locked-up bonds	287.4	376.4	
Shareholdings	386.5	372.4	
Intangible assets	51.8	53.2	
Property and equipment	328.0	334.9	
Goodwill arising on consolidation and on equity-valued holdings	**149.8**	**138.1**	8.5%
Other	**1,093.5**	**1,301.9**	-16.0%
TOTAL ASSETS	17,300.4	17,640.2	

BANCA CR FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mln)

LIABILITIES AND SHAREHOLDERS' EQUITY	31 March 2003	31 December 2002	Var. %
Debts	**13,651.1**	**13,976.3**	-2.3%
Amounts due to banks	1,922.2	2,378.6	
Customer deposits+Debt securities issued+Third-party funds under administration	11,728.9	11,597.7	1.1%
Provisions	**485.8**	**544.4**	-10.8%
Staff severance indemnity provision	306.3	371.6	
Provisions for risks and charges	152.0	146.7	
Provisions for loan losses	27.5	26.1	
Other liabilities	**1,334.9**	**1,232.7**	8.3%
Subordinated debt	**769.2**	**739.2**	4.1%
Minority interests	**153.7**	**168.8**	-8.9%
Book value (reserve for general bkg risks & revaluation reserves comprised)	**905.7**	**978.8**	-7.5%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,300.4	17,640.2	

CASSA RISPARMIO FIRENZE

CONSOLIDATED BALANCE SHEET

(Euro mln)

PROFIT AND LOSS ACCOUNT	31 March 2003	31 March 2002 PF	Var. %
INTEREST MARGIN	**150.7**	**149.9**	**0.5%**
Net commissions + net other income	79.0	79.5	
Gains (losses) on financial transactions	6.1	2.4	
Profits/(Losses) of companies valued on equity method + dividends	3.3	3.5	
TOTAL INCOME	**239.1**	**235.3**	**1.6%**
Administrative expenses	-157.5	-148.5	
(a) personnel expense	*-97.2*	*-93.6*	
(b) other administrative expenses	*-60.3*	*-54.9*	
Value adjustments to intangible assets, properties and equipment	-14.2	-15.8	
OPERATING INCOME	**67.4**	**71.0**	**-5.1%**
Goodwill	-5.7	-5.7	
Credit risks provisions	-18.7	-21.7	
PROFIT BEFORE EXCEPTIONALS	**43.0**	**43.6**	**-1.4%**
Gain (loss) on exceptional items - net	1.8	0.3	
PROFIT BEFORE TAXES	**44.8**	**43.9**	**2.1%**
Income taxes for the year	-22.9	-21.7	
Profit for the year pertaining to minority interests	-3.1	-3.0	
NET PROFIT	**18.8**	**19.2**	**-2.1%**

CASSA RISPARMIO FIRENZE

TOTAL FINANCIAL ASSETS

(Euro mln)

		31 March 2003	31 December 2002	Var. %
Direct funding		**12,501.3**	**12,340.2**	**1.3%**
Indirect funding		**13,807.3**	**13,956.2**	**-1.1%**
Assets under custody		5,586.1	5,758.0	-3.0%
Assets under management		8,221.2	8,198.2	0.3%
	GPI (discretional accounts)	1,901.9	1,948.4	-2.4%
	Mutual funds	4,503.1	4,471.1	0.7%
	Insurance products	1,816.2	1,778.7	2.1%
TOTAL FINANCIAL ASSETS		**26,308.6**	**26,296.4**	**0.0%**